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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-102885

THE BRICKMAN GROUP, LTD.

(Exact name of registrant as specified in its charter)

18227 Flower Hill Way, Suite D

Gaithersburg, Maryland 20879

(301) 987-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11-3/4% senior subordinated notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, The Brickman Group, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 26, 2007	THE BRICKMAN GROUP, LTD.

		By:	/s/ Timothy H. Pease
		Name:	Timothy H. Pease
		Title:	Chief Financial Officer